UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

California Resources Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

13057Q305

(CUSIP Number)

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board

One Queen Street East, Suite 2500

Toronto, ON M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13057Q305	13D	Page 1 of 17 pages

1	Names of Reporting Persons Canada Pension Plan Investment Board
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,506,895
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,506,895

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,506,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 2 of 17 pages

1	Names of Reporting Persons CPP Investment Board Private Holdings (5), Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,506,895
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,506,895

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,506,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 3 of 17 pages

1	Names of Reporting Persons CPP Investment Board Private Holdings (6), Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 10,506,895
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,506,895

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,506,895
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person CO

CUSIP No. 13057Q305	13D	Page 4 of 17 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of California Resources Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 1 World Trade Center, Suite 1500, Long Beach, California 90831.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Canada Pension Plan Investment Board (“CPPIB”)
(2)	CPP Investment Board Private Holdings (5), Inc. (“CPPIB-PH(5)”)
(3)	CPP Investment Board Private Holdings (6), Inc. (“CPPIB-PH(6)”)

Each of the Reporting Persons are organized under the laws of Canada. The business address for each of the Reporting Persons is c/o CPPIB, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The principal business of CPPIB is investing the Canada Pension Plan fund. The principal business of each of CPPIB-PH(5) and CPPIB-PH(6) is an investment holding company.

The directors and the executive officers of the Reporting Persons (the “Covered Persons”) are set forth in Schedule I hereto, including each Covered Person’s present principal occupation, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the Reporting Persons’ knowledge, any of the Covered Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 10,506,895 shares of Common Stock.

CUSIP No. 13057Q305	13D	Page 5 of 17 pages

Item 4.	Purpose of Transaction.

Business Combination

On February 7, 2024, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into among the Issuer, Petra Merger Sub I, LLC (“IKAV Merger Sub”), Petra Merger Sub C, LLC (“CPP Merger Sub”), Petra Merger Sub O, LLC (“COI Merger Sub”), Petra Merger Sub O2, LLC (“COI Merger Sub 2”), Petra Merger Sub O3, LLC (“COI Merger Sub 3”), each a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer (collectively, “Initial Merger Subs”), Petra Merger Sub S, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of the Issuer (“Subsequent Merger Sub” and, together with Initial Merger Subs, collectively, “Merger Subs”), IKAV Impact USA Inc., a Delaware corporation (“IKAV Blocker”), CPPIB Vedder US Holdings LLC, a Delaware limited liability company (“CPP Blocker”), Opps Xb Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 1”), Opps XI Aera E CTB, LLC, a Delaware limited liability company (“IKAV Co-Invest Blocker 2” and together with IKAV Co-Invest Blocker 1, collectively, the “IKAV Co-Invest Blockers”), Green Gate COI, LLC, a Delaware limited liability company (“IKAV Co-Invest”, and together with IKAV Blocker, CPP Blocker, IKAV Co-Invest Blocker 1 and IKAV Co-Invest Blocker 2, collectively, the “Companies”), and solely for purposes of the Member Provisions (as defined in the Merger Agreement), IKAV Impact S.à r.l., Simlog Inc., and IKAV Energy Inc. (collectively, with IKAV S.à r.l. and Simlog Inc., “IKAV Member”), CPPIB-PH(6), OCM Opps Xb AIF Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member A”), Oaktree Huntington Investment Fund II AIF (Delaware), L.P. – Class C, a Delaware limited partnership (“IKAV Co-Invest Blocker 1 Member B” and together with IKAV Co-Invest Blocker 1 Member A, collectively, the “IKAV Co-Invest Blocker 1 Members”), OCM Opps XI AIV Holdings (Delaware), L.P., a Delaware limited partnership (“IKAV Co-Invest Blocker 2 Member”), and OCM Aera E Holdings, LLC, a Delaware limited liability company (“IKAV Co-Invest Member”) (collectively, the “Members”).

Pursuant to the Merger Agreement, on July 1, 2024 (the “Closing Date”), IKAV Merger Sub merged with and into IKAV Blocker, with IKAV Blocker surviving the merger as a wholly owned subsidiary of the Issuer, CPP Merger Sub merged with and into CPP Blocker, with CPP Blocker surviving the merger as a wholly owned subsidiary of the Issuer, COI Merger Sub merged with and into IKAV Co-Invest, with IKAV Co-Invest surviving the merger as a wholly owned subsidiary of the Issuer, COI Merger Sub 2 merged with and into IKAV Co-Invest Blocker 1, with IKAV Co-Invest Blocker 1 surviving the merger as a wholly owned subsidiary of the Issuer, and COI Merger Sub 3 merged with and into IKAV Co-Invest Blocker 2, with IKAV Co-Invest Blocker 2 surviving the merger as a wholly owned subsidiary of the Issuer (collectively, the “Initial Mergers”), and, immediately following the Initial Mergers, each surviving company or corporation (as applicable) of the Initial Mergers merged with and into Subsequent Merger Sub (the “Subsequent Merger”), with Subsequent Merger Sub surviving the Subsequent Merger as a wholly owned subsidiary of the Issuer (collectively, with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

CUSIP No. 13057Q305	13D	Page 6 of 17 pages

At the effective time of the Initial Mergers (the “Effective Time”), 100% of the equity interests of the Companies issued and outstanding immediately prior to the Effective Time were converted into the right to receive from the Issuer (i), in the aggregate, 21,170,357 shares of Common Stock (such aggregate amount of Common Stock, the “Aggregate Consideration”), and (ii) in respect of any dividend or other distribution declared by the Issuer and having a record date from and including January 1, 2024, to and including the closing date, (A) if paid by the Issuer to its stockholders prior to the Effective Time, that aggregate number of fully-paid and nonassessable shares of Common Stock equal to the quotient of the portion of such dividend or other distribution to which the Members would have been entitled if the Aggregate Consideration had been issued and outstanding on January 1, 2024, divided by $51.96 (the “Agreed VWAP”), and (B) if unpaid at the Effective Time, the right to receive, when paid by the Issuer to its other stockholders, that aggregate number of fully-paid and nonassessable shares of Common Stock equal to the quotient of the portion of such dividend or other distribution to which the Members would have been entitled if the Aggregate Consideration had been issued and outstanding on January 1, 2024, divided by the Agreed VWAP.

Registration Rights Agreement

In accordance with the terms of the Merger Agreement, at the Effective Time, the Issuer and the Members (including CPPIB-PH(6)) entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things and subject to certain restrictions, the Issuer agreed, on the terms set forth therein, to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement registering for resale the shares of Common Stock issued pursuant to the Merger Agreement, and to conduct certain underwritten offerings upon the request of holders of Registrable Securities (as defined therein). The Registration Rights Agreement also provides holders of Registrable Securities (as defined therein) with certain customary piggyback registration rights.

Pursuant to the Registration Rights Agreement, each Member party thereto agreed to certain lock-up provisions whereby such Member and any of its permitted transferees holding shares of Common Stock agreed not to transfer (1) any shares of Common Stock issued to such Member to any non-affiliate until six months after the Effective Time; (2) more than one-third of the shares of Common Stock issued to such Member to any non-affiliate until twelve months after the Effective Time; and (3) more than two-thirds of the shares of Common Stock issued to such Member to any non-affiliate until eighteen months after the Effective Time. Transfers from each Member to its general partners, limited partners, members or stockholders, or to any corporation, partnership, limited liability company, investment fund or other entity that controls, is controlled by or is under common control with such Member are exempted from the lock-up restrictions, except for such Member’s portfolio companies. In addition, the lock-up provisions permit transfers pursuant to liquidations, stock exchanges, share repurchase programs and certain hedging arrangements.

CUSIP No. 13057Q305	13D	Page 7 of 17 pages

Stockholder Agreement

In accordance with the terms of the Merger Agreement, at the Effective Time, the Issuer entered into Stockholder Agreements with IKAV Member and CPPIB-PH(6) (each, a “Stockholder Agreement”). Pursuant to each Stockholder Agreement, the Issuer appointed to the Board one person designated by IKAV Member and one person designated by CPPIB-PH(6) (each such person, and any other person designated for nomination by each Member pursuant to the Stockholder Agreement, a “Stockholder Nominee”). For so long as each of IKAV Member and CPPIB-PH(6) together with its respective affiliates, beneficially owns, in the aggregate, 5% or more of the issued and outstanding shares of Common Stock, such Member will have the right to nominate one Stockholder Nominee for appointment to the Board. Such Stockholder Nominee must, in the good faith determination of the Board or the Board’s governance committee, (i) be suitable to serve on the Board in accordance with customary standards of suitability for directors of NYSE-listed companies, (ii) not be prohibited from serving as a director pursuant to any rule or regulation of the SEC or any national securities exchange on which the Common Stock is listed or admitted to trading and (iii) not be subject to any order, decree or judgment of any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or self-regulatory body (including any domestic or foreign securities exchange) prohibiting service as a director of any public company. Further, such Stockholder Nominee will have the ability to attend all Board committee meetings as a non-voting observer, so long as such Stockholder Nominee remains an independent director under applicable stock exchange rules and such attendance would not be expected to have an adverse effect on the Company.

Each Stockholder Agreement will contain certain standstill provisions which, among other things, will prohibit the Member party thereto and certain of its affiliates (such affiliates, the “Restricted Parties”) from (i) acquiring additional shares of Common Stock that would result in such Member and its Restricted Parties beneficially owning more than 14.9% of outstanding Common Stock; (ii) soliciting proxies or influencing any voting of Common Stock or the Issuer’s other equity securities; (iii) directly or indirectly proposing transactions that would be reasonably likely to result in a change of control of the Issuer; (iv) seeking additional representation on the Board, or otherwise seeking to control the management of the Issuer and its controlled affiliates, including through the removal of directors; (v) forming, joining or knowingly encouraging or engaging in discussions regarding the formation of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with non-affiliates with respect to the Issuer’s securities; and (vi) publicly disclosing any intention, plan, or arrangement inconsistent with any of the foregoing. The standstill provisions will commence at the Effective Time and continue until (a) such Member, together with its respective Restricted Parties, ceases to beneficially own, in the aggregate, 7.5% or more of outstanding Common Stock and (b) no Stockholder Nominee designated by such Member is serving on the Board and such Member either is no longer entitled to, or has irrevocably waived, the right to appoint a Stockholder Nominee.

The foregoing descriptions of the Merger Agreement, Registration Rights Agreement and the Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons may participate in and influence the affairs of the Issuer through its rights under the Stockholders Agreement.

CUSIP No. 13057Q305	13D	Page 8 of 17 pages

In addition, each Reporting Person intends to monitor and evaluate its investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing its return on such investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, each Reporting Person may acquire additional securities of the Issuer or dispose of any securities of the Issuer in open market transactions, privately negotiated transactions, or otherwise.

In exploring ways to maximize the return on its investment, and as part of its ongoing investment activities, each Reporting Person may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate its consideration of such matters, each Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Each Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. Each Reporting Person will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

Each Reporting Person may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	– (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 89,192,640 shares of Common Stock outstanding following completion of the Business Combination, as disclosed by the Issuer to the Reporting Persons.

CUSIP No. 13057Q305	13D	Page 9 of 17 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Canada Pension Plan Investment Board	10,506,895	11.8%	0	10,506,895	0	10,506,895
CPP Investment Board Private Holdings (5), Inc.	10,506,895	11.8%	0	10,506,895	0	10,506,895
CPP Investment Board Private Holdings (6), Inc.	10,506,895	11.8%	0	10,506,895	0	10,506,895

The securities reported herein consist of 10,506,895 shares of Common Stock held of record by CPPIB-PH(6).

CPPIB-PH(6) is the wholly owned subsidiary of CPPIB-PH(5), which is the wholly owned subsidiary of CPPIB. As such, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by CPPIB-PH(6).

(c)	Except as described in Item 4, during the past 60 days, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons have effected any transactions with respect to the Common Stock.

(d)           No person (other than the Reporting Persons) is known to the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the Registration Rights Agreement and the Stockholder Agreement and is incorporated herein by reference. The Merger Agreement, Registration Rights Agreement and Stockholder Agreement are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP No. 13057Q305	13D	Page 10 of 17 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Agreement and Plan of Merger, dated February 7, 2024, among California Resources Corporation, a Delaware corporation, and the Members thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 9, 2024).
3	Registration Rights Agreement, by and between California Resources Corporation and the Sellers, dated as of July 1, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2024).
4	Stockholder Agreement, by and between California Resources Corporation and CPP Seller, dated as of July 1, 2024 (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 1, 2024).
5	Power of Attorney for Canada Pension Plan Investment Board

CUSIP No. 13057Q305	13D	Page 11 of 17 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2024

Canada Pension Plan Investment Board

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Managing Director, Head of Legal

CPP Investment Board Private Holdings (5), Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CPP Investment Board Private Holdings (6), Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CUSIP No. 13057Q305	13D	Page 12 of 17 pages

Schedule I

Directors and Officers of CPPIB

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of CPPIB are set forth below.

Directors of CPPIB

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada, United Kingdom

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Nadir Mohamed

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

CUSIP No. 13057Q305	13D	Page 13 of 17 pages

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Executive Officers of CPPIB

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities and Investment Science

Citizenship: Canada

Manroop Jhooty

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Total Fund Management

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

CUSIP No. 13057Q305	13D	Page 14 of 17 pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & One Fund Strategist

Citizenship: Canada, United States

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia

Citizenship: Indonesia

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Kristen Walters

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: United States

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer

Citizenship: United Kingdom

Directors and Officers of CPPIB-PH(5)

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of CPPIB-PH(5) are set forth below.

Directors of CPPIB-PH(5)

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, Canada Pension Plan Investment Board

Citizenship: United Kingdom, Australia

CUSIP No. 13057Q305	13D	Page 15 of 17 pages

Executive Officers of CPPIB-PH(5)

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, Canada Pension Plan Investment Board

Citizenship: Canada, United Kingdom

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, Canada Pension Plan Investment Board

Citizenship: United Kingdom, Australia

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Directors and Officers of CPPIB-PH(6)

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers of CPPIB-PH(6) are set forth below.

Directors of CPPIB-PH(6)

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, Canada Pension Plan Investment Board

Citizenship: [United Kingdom, Australia

Executive Officers of CPPIB-PH(6)

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, Canada Pension Plan Investment Board

Citizenship: Canada, United Kingdom

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

CUSIP No. 13057Q305	13D	Page 16 of 17 pages

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Tax and Structure Management, Canada Pension Plan Investment Board

Citizenship: United Kingdom, Australia

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, Canada Pension Plan Investment Board

Citizenship: Canada

CUSIP No. 13057Q305	13D	Page 17 of 17 pages

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of July 9, 2024.

Canada Pension Plan Investment Board

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Managing Director, Head of Legal

CPP Investment Board Private Holdings (5), Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CPP Investment Board Private Holdings (6), Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary